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                            February 18, 2022

       Jonathan Herzog
       President and Chief Executive Officer
       OKMIN RESOURCES, INC.
       16501 Ventura Boulevard
       Suite 400
       Encino CA, 91436

                                                        Re: OKMIN RESOURCES,
INC.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed February 10,
2022
                                                            File No. 000-56381

       Dear Mr. Herzog:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Form 10 filed February 10, 2022

       Item 5. Directors and Executive Officers, page 13

   1. Please revise to disclose the name of the non-profit umbrella organization in Los Angeles at which Mr. Herzog has
served as a principal office and director during the past five years. See Item 401(e)
of Regulation S-K.
 Jonathan Herzog
FirstName LastNameJonathan
OKMIN RESOURCES,     INC. Herzog
Comapany18,
February  NameOKMIN
            2022       RESOURCES, INC.
February
Page 2 18, 2022 Page 2
FirstName LastName
General

2. We note your revised disclosure in response to prior comment 7. Please revise the revenue threshold for emerging growth company status to $1.07 billion and the threshold for non-convertible debt to $1.0 billion. Refer to the definition of "emerging growth company" in Rule 12b-2 of the Exchange Act. In addition, you state that you have elected to opt out of the transition period. Accordingly, please check the box on the cover page indicating that you have elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a)
         of the Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz,
Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. Please contact
Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina Dorin, Attorney-Adviser, at
(202) 551-3763 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:      Steve Taylor